EXHIBIT 3.1

CERTIFICATE OF THIRD AMENDMENT

OF THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VOLITIONRX LIMITED,

a Delaware corporation

VolitionRx Limited, a Delaware corporation (the “Corporation”), organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), does hereby certify that:

FIRST: The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware (the “Delaware Secretary”) on September 24, 1998 under the name “Standard Capital Corporation” and amended and restated as filed with the Delaware Secretary on September 30, 2013.  The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary on October 7, 2016 (the “Second Amended and Restated Certificate of Incorporation”), as amended by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary on July 2, 2024, (the “First Amendment”), as further amended by the Certificate of Second Amendment of the Second Amended and Restated Certificate of Incorporation filed with the Delaware Secretary on June 18, 2025 (the “Second Amendment” and together with the First Amendment and the Second Amended and Restated Certificate of Incorporation, the “Restated Certificate”).

SECOND: The Board of Directors of the Corporation (the “Board of Directors”) has duly adopted resolutions proposing and declaring advisable the following amendment to the Restated Certificate, directing that said amendment be submitted to the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section 6.1 of Article 6 of the Second Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read in full as follows:

“6.1 The aggregate number of shares of stock that the Corporation shall have authority to issue is Three Hundred Twenty-Five Million (325,000,000) shares, consisting of Three Hundred Twenty-Five Million (325,000,000) shares of common stock, par value $0.001 (“Common Stock”). Effective at 12:01 A.M. Eastern Time on April 28, 2026 (the “Effective Time”), each twenty (20) shares of Common Stock then issued and outstanding, or held in the treasury of the Corporation, immediately prior to the Effective Time shall automatically be reclassified and converted into one (1) share of Common Stock, without any further action by the Corporation or the respective holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. A holder of Common Stock who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split will receive one whole share of Common Stock in lieu of such fractional share.”

THIRD:  That thereafter, pursuant to a resolution of the Board of Directors, the Special Meeting of the Stockholders of the Corporation was duly called and held on March 31, 2026, upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment of the Restated Certificate.

FOURTH: This Certificate of Third Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted and approved in accordance with the applicable provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Third Amendment of the Second Amended and Restated Certificate of Incorporation to be executed by the undersigned duly authorized officer this 25th day of April.

VOLITIONRX LIMITED

By:	/s/ Cameron Reynolds
Name:	Cameron Reynolds
Title:	President and Chief Executive Officer